SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2009

OPTIBASE LTD.
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        On October 30, 2009, Optibase Ltd. (the “Company” or Optibase”) announced the following changes to the composition of its board of directors: Alex Hilman, CPA, a member of the board of directors of the Company (the “Board”), has replaced Mr. Tom Wyler as the executive chairman of the Board. In addition, the Company’s board of directors resolved to appoint Mr. Danny Lustiger, CPA as a member of the Board.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840, 333-12814, 333-13186, 333-91650, 333-122128, 333-137644, 333-139688 and 333-148774).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: October 30, 2009